FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends High-Grade Gold Mineralization Laterally and
Down-Plunge at Island Gold

Toronto, Ontario (January 27, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from surface and underground exploration drilling at the Island Gold Mine, further extending high-grade gold mineralization in Island Main, East and West. All reported drill widths are true width of the mineralized zones, unless otherwise stated.
•Island East: high-grade gold mineralization extended 110 metres (“m”) down-plunge from the nearest Inferred Mineral Resource block, and up to 70 m below, and west of previously reported drillhole MH25-04 (28.97 g/t Au (26.89 g/t cut) over 21.76 m), the best surface directional hole drilled to date. New highlights include:
•54.18 g/t Au (31.94 g/t cut) over 6.54 m (MH25-05);
•123.74 g/t Au (15.75 g/t cut) over 5.06 m (MH25-06); and
•21.88 g/t Au (21.88 g/t cut) over 2.52 m (620-623-07).
•Island Main: high-grade gold mineralization intersected up to 200 m east of existing Mineral Reserves in Island Main and between Mineral Reserve and Resource blocks in middle to upper areas of Island East (between depth of 850 and 1,100 m). New highlights include:
•18.64 g/t Au (18.64 g/t cut) over 5.89 m (840-578-11); and
•97.76 g/t Au (36.40 g/t cut) over 2.00 m (840-578-13).
•Island West: underground directional drilling extended high-grade mineralization up to 45 m beyond the nearest Inferred Mineral Resources. New highlights include:
•72.45 g/t Au (72.45 g/t cut) over 2.04 m (740-471-36).

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to 160 g/t Au for the Island East Area, and 225 g/t for Island Main and West.

“These latest results conclude another successful drilling campaign in 2020. Despite not completing as much drilling as planned due to COVID-19, the 2020 program included some of the best exploration results drilled to date at Island Gold. We expect these results to drive further growth in high-grade Mineral Resources at Island Gold with our 2020 year end update, improving already attractive economics with the Phase III shaft expansion, while also clearly demonstrating the significant ongoing growth potential of the deposit,” said John A. McCluskey, President and Chief Executive Officer.

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2020 Exploration Drilling Program – Island Gold Mine
Exploration activities at Island Gold were focused on continuing to define new near mine Mineral Resources, building on the success of the 2019 drilling program and the additional high-grade mineralization that was defined throughout 2020.
A total of 21,415 m of surface directional drilling, 8,352 m of underground directional drilling, and 15,170 m of standard underground exploration drilling was completed in 2020. This was down from 2019 and lower than the total budget of 76,000 m largely due to the COVID-19 related downtime of the Island Gold Mine during the second quarter of 2020. Exploration activities ramped up during the second half of 2020 and included the best surface exploration hole drilled to date at Island Gold.
New highlight intercepts can be found in Tables 1 and 2 and in Figures 1, 2, and 3 at the end of this news release.
2021 Exploration Drilling Program – Island Gold Mine
A total of $25 million is budgeted in 2021 for surface and underground exploration at Island Gold, up from the initial 2020 budget of $21 million. The focus remains on continuing to define new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone, as well as advancing and evaluating several regional targets. The 2021 exploration budget includes 27,500 m of surface directional drilling, 24,000 m of underground directional drilling, 28,000 m of underground exploration drilling, and 900 m of underground exploration development to extend drill platforms on the 620, 790, and 840-levels.
A significantly larger regional exploration program including 25,000 m of drilling is also planned in 2021. The focus will be on evaluating and advancing exploration targets outside the main Island Gold Mine area on the recently expanded Island Gold property which now covers 14,929-hectares. This was increased by 57% with the acquisition of Trillium Mining in December 2020 adding significant exploration potential in proximity to the existing high-grade Mineral Resource in Island East and regionally.

Island East
Surface and underground directional drilling continues to extend gold mineralization beyond Mineral Resource blocks in the upper through lower portions of Island East with drill hole spacing ranging from 50 m to 100 m (Figures 1 and 2).
New highlights from the drilling program include (E1E-Zone) (Table 1):
◦54.18 g/t Au (31.94 g/t cut) over 6.54 m (MH25-05);
◦123.74 g/t Au (15.75 g/t cut) over 5.06 m (MH25-06);
◦15.26 g/t Au (12.69 g/t cut) over 2.83 m (MH26-01);
◦10.92 g/t Au (10.92 g/t cut) over 3.67 m (620-623-04);
◦14.41 g/t Au (11.08 g/t cut) over 3.61 m (620-MH3-01); and
◦21.88 g/t Au (21.88 g/t cut) over 2.52 m (620-623-07).

Drillhole MH25-05 (54.18 g/t Au (31.94 g/t cut) over 6.54 m) intersected high-grade mineralization up to 70 m below and west of previously reported drillholes MH25-03 and MH25-04. As reported on September 17, 2020, these holes intersected wide, high-grade gold mineralization 40 m and 100 m, respectively, down-plunge from the existing high-grade Inferred Mineral Resource block which contained 719,800 ounces, grading 18.74 g/t Au (1.2 million tonnes) as of December 31, 2019. Using the cut weighted gold grade for metal factor calculation, drillhole MH25-04 (28.97 g/t Au (26.89 g/t cut) over 21.76 m) is the best surface directional hole drilled to date at Island Gold in terms of gold content for a drill hole intersect.

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Drillhole 620-623-07 (21.88 g/t Au (21.88 g/t cut) over 2.52 m) intersected mineralization 80 m above and to the east of the nearest Inferred Mineral Resource block in the middle portion of Island East. Drillhole 620-623-04 (10.92 g/t Au (10.92 g/t cut) over 3.67 m) intersected mineralization within a 200 m gap between the Inferred Mineral Resource blocks in the upper and middle portions of Island East.
Drillhole 620-MH3-01 (14.41 g/t Au (11.08 g/t cut) over 3.61 m) also extended high-grade mineralization down-plunge from this same Inferred Mineral Resource block. Combined with previously reported drillholes 620-MH2-01 (29.05 g/t Au (26.67 g/t cut) over 4.86 m) and MH21-04 (44.30 g/t Au (44.30 g/t cut) over 2.25 m), these results continue to infill the 120 m gap between high-grade Inferred Mineral Resources in the middle and lower areas of Island East. They also continue to confirm the vertical continuity of the E1E Zone over 1.2 km, between a depth of 300 m and 1,500 m in the eastern part of the deposit.
Island Main
Underground exploration drilling conducted from the recently established 840-level exploration drift was successful in expanding high-grade gold mineralization within a 300 m gap east of the Mineral Reserves of Island Main, and Inferred Mineral Resources blocks in Island East between depths of 850 m and 1,100 m (Figure 3). The 840-level exploration drift continues to advance to the east, providing improved access for further underground exploration drilling in the middle to upper areas of Island East. The drift will also allow for subsequent delineation drilling focused on converting Mineral Resources to Mineral Reserves.
New highlights from the underground drilling program include (E1E-Zone) (Table 2):
◦18.64 g/t Au (18.64 g/t cut) over 5.89 m (840-578-11);
◦97.76 g/t Au (36.40 g/t cut) over 2.00 m (840-578-13);
◦16.90 g/t Au (16.90 g/t cut) over 3.31 m (840-578-12);
◦8.78 g/t Au (8.78 g/t cut) over 5.46 m (840-572-10); and
◦5.33 g/t Au (5.33 g/t cut) over 7.01 m (840-578-04).

Island West
Underground directional drilling in the Island West area extended high-grade gold mineralization up to 45 m outside of the Inferred Mineral Resources (Figure 1).
New highlights from the underground directional drilling program include (E1E-Zone) (Table 1):
•72.45 g/t Au (72.45 g/t cut) over 2.04 m (740-471-36); and
•10.88 g/t Au (10.88 g/t cut) over 2.0 m (740-471-37).
Other Zones
The Island Gold Deposit consists of a number of subparallel mineralized zones, with the majority of Mineral Reserves and Resources being defined in the C Zone and E1E Zone which constitute the main production horizons at the Island Gold Mine. Highlights of new intersections from underground and surface exploration drilling of parallel zones and zones in which the lateral continuity is not yet established (“Unknown Zone”) include (reported composite intervals are core lengths) (Tables 1 and 2):
•41.23 g/t Au (41.23 g/t cut) over 10.19 m (MH22-05); and
•16.92 g/t Au (16.92 g/t cut) over 5.10 m (620-623-01).

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Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Chief Geologist at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.
Quality Control
Alamos Gold maintains an internal QA/QC program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and delivered to Lab Expert in Rouyn-Noranda, Québec.
Gold is analyzed by a one assay-ton fire assay (29.16 grams) with an Atomic Absorption (AA) finish. Samples greater than 6.8 g/t are re-analyzed using gravimetric finish methods. LabExpert has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The QA/QC procedures are more completely described in the Technical Report filed on SEDAR August 31, 2020.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, “focus”, "estimate", or “potential” or variations of such words and phrases and similar expressions or statements

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that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements including, without limitation, with respect to the 2020 surface exploration drilling program at the Island Gold mine, the estimation of Mineral Resources, exploration results, potential mineralization, changes in Mineral Resources and Mineral Reserves, Island Gold’s Phase III expansion and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release include: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations, failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates
All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “Measured Mineral Resources”, “Indicated Mineral Resources”, “Inferred Mineral Resources” and “Probable Mineral Reserves” which differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted

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into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

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Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Surface and Underground Directional Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Island Main and West @ 225 g/t Au; Island East @ 160 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
740-471-36	C	Island West	458.60	461.40	2.80	2.04	72.45	72.45	1067
740-471-37	C	Island West	387.30	390.60	3.30	2.00	10.88	10.88	1018
620-623-01	E1E	Island East	651.10	654.60	3.50	2.23	3.58	3.58	1109
620-623-02	E1E	Island East	451.00	457.00	6.00	2.09	6.76	6.76	938
620-623-04	E1E	Island East	429.10	434.00	4.90	3.67	10.92	10.92	897
620-623-07	E1E	Island East	410.60	414.20	3.60	2.52	21.88	21.88	880
620-MH3-01	E1E	Island East	668.90	678.50	9.60	3.61	14.41	11.08	1135
MH24-01	E1E	Island Main	1578.00	1581.30	3.30	2.70	5.98	5.98	1474
MH24-02	E1E	Island Main	1597.80	1601.30	3.50	2.67	5.97	5.97	1490
MH25-05	E1E	Island Main	1626.00	1634.50	8.50	6.54	54.18	31.94	1488
MH25-06	E1E	Island Main	1592.50	1598.30	5.80	5.06	123.74	15.75	1431
MH26-01	E1E	Island Main	1542.30	1547.00	4.70	2.83	15.26	12.69	1465
740-471-36	G	Island West	470.15	475.00	4.85	3.31	5.76	5.76	1074
620-623-01	Unknown	Island East	678.80	683.90	5.10	—	16.92	16.92	1123
620-MH3-01	Unknown	Island East	712.05	721.95	9.90	—	4.62	4.62	1160
MH22-05	Unknown	Island Main	1283.56	1293.75	10.19	—	41.23	41.23	1161

Table 2: Island Gold – Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Western and Main Extension areas @ 225 g/t Au; Eastern Extension area @ 160 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
840-572-09	E1E	Island East	225.30	231.50	6.20	4.90	3.73	3.73	936
840-572-10	E1E	Island East	201.50	209.30	7.80	5.46	8.78	8.78	898
840-578-04	E1E	Island East	192.70	202.50	9.80	7.01	5.33	5.33	908
840-578-06	E1E	Island East	290.00	297.50	7.50	3.57	4.15	4.15	1030
840-578-07	E1E	Island East	291.00	297.10	6.10	3.51	6.07	6.07	1031
840-578-08	E1E	Island East	249.40	253.50	4.10	2.58	10.41	10.41	987
840-578-09	E1E	Island East	236.70	241.10	4.40	3.33	4.81	4.81	965
840-578-10	E1E	Island East	266.80	272.40	5.60	2.40	9.35	9.35	1005
840-578-11	E1E	Island East	181.30	188.05	6.75	5.89	18.64	18.64	881
840-578-12	E1E	Island East	212.00	217.00	5.00	3.31	16.90	16.90	926
840-578-13	E1E	Island East	303.75	309.00	5.25	2.00	97.76	36.40	1044
840-572-07	Unknown	Island East	257.90	262.35	4.45	—	5.83	5.83	994

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Table 3: Surface and underground directional drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)	Comments
620-623-01	154	-70	761	691707	5352177	-209
620-623-02	176	-50	552	691707	5352177	-209
620-623-03	163	-52	609	691707	5352177	-209
620-623-04	192	-48	513	691707	5352177	-209
620-623-05	177	-48	558	691707	5352177	-209
620-623-06	167	-43	459	691707	5352177	-209
620-623-07	145	-56	543	691707	5352177	-209
620-MH3-01	153	-70	795	691707	5352177	-209
740-471-36	85	-51	597	690297	5351608	-369
740-471-37	83	-52	528	690297	5351608	-369
MH22-06	342	-75	1088	691000	5350855	393	Cut from MH22-01 at 633 m
MH24-01	338	-77	1665	692027	5351126	395
MH24-02	338	-77	1160	692027	5351126	395	Cut from MH24-01 at 607 m
MH25-05	335	-80	703	692314	5351074	398	Cut from MH25-04 at 1026 m
MH25-06	335	-80	1001	692314	5351074	398	Cut from MH25-01 at 678 m
MH26-01	339	-79	1715	692210	5351208	394

Note: UTM mine surface elevation 382 m

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Table 4: UG Exploration drill holes; azimuth, dip, drilled length, and collar location at surface
(UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
840-572-06	151	-43	381	691247	5351951	-460
840-572-07	148	-36	332	691247	5351951	-460
840-572-08	151	-32	351	691247	5351952	-459
840-572-09	149	-25	300	691247	5351951	-459
840-572-10	146	-17	297	691247	5351951	-459
840-578-04	150	-21	300	691308	5351963	-458
840-578-06	163	-41	345	691309	5351963	-457
840-578-07	154	-41	417	691308	5351963	-458
840-578-08	154	-36	354	691308	5351963	-458
840-578-09	146	-31	333	691308	5351963	-458
840-578-10	146	-37	360	691308	5351962	-458
840-578-11	146	-13	276	691308	5351963	-457
840-578-12	146	-24	303	691308	5351963	-458
840-578-13	146	-41	411	691308	5351962	-458

Note: UTM mine surface elevation 382 m

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Figure 1: Island Gold Mine Longitudinal

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Figure 2: Island Gold Mine Main and East Areas – Surface and Underground Directional Drilling Results

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Figure 3 : Island Gold Mine Main and East Areas – Underground Exploration Drilling Results

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